NEWS RELEASE

INTEROIL CORRECTS PRINTING ERROR

March 30, 2009 -- InterOil Corporation (IOC:NYSE AMEX) (IOC:POMSoX) today announced that due to a print error, the fourth quarter 2008 loss per share shown on page 12 in the Management’s Discussion and Analysis (“MD&A”) filed on March 27, 2009, was incorrectly stated.  The correct figure for the period was a loss of $0.96 per share.  The corrected MD&A was filed on March 30 with SEDAR in Canada and under Form – 40-F/A in the United States.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600